Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Flag Intermediate Holdings Corporation

	Predecessor Company(1)		Successor Company(1)
	Period from January 1, 2005 to November 30, 2005		Period from May 9, 2005 (date of inception) to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007		Year ended December 31, 2008		Year ended December 31, 2009
COMPUTATION OF EARNINGS
Income (loss) before taxes	$70.2		$(3.2)		$65.4		$55.9		$152.7		$(53.7)
Net interest expense	12.0		4.1		54.1		57.6		54.5		44.9
Interest portion of operating lease expense	5.2		0.5		6.1		6.7		6.4		6.3

Earnings	$87.4		$1.4		$125.6		$120.2		$213.6		$(2.5)

COMPUTATION OF FIXED CHARGES
Net interest expense	$12.0		$4.1		$54.1		$57.6		$54.5		$44.9
Capitalized interest	—		—		—		—		—		—
Interest portion of operating lease expense	5.2		0.5		6.1		6.7		6.4		6.3

Fixed Charges	$17.2		$4.6		$60.2		$64.3		$60.9		$51.2

RATIO OF EARNINGS TO FIXED CHARGES	5.1	x	0.3	x	2.1	x	1.9	x	3.5	x	—

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—		$3.2		$—		$—		$—		$53.7

(1)	On November 30, 2005, Flag Acquisition Corporation, a wholly owned subsidiary of Flag Intermediate Holdings Corporation which is a wholly owned subsidiary of Metals USA Holdings Corp. (formerly named Flag Holdings Corporation) acquired Metals USA, Inc. with Metals USA, Inc. being the surviving company. Flag Intermediate Holdings Corporation and Metals USA, Inc. are herein referred to the “Successor Company” after the merger on November 30,2005. Flag Intermediate Holding Corporation and Flag Acquisition Corporation conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. Metals USA, Inc., prior to the merger, is referred to as the “Predecessor Company”.